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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Yolanda Guobadia, Staff Accountant Gus Rodriguez, Accounting Branch Chief Anuja Majmudar, Attorney-Advisor Laura Nicholson, Special Counsel

Re:	Frontier Group Holdings, Inc. Response to Letter dated April 7, 2022 Registration Statement on Form S-4 Filed March 11, 2022 File No. 333-263467

Ladies and Gentlemen:

On behalf of our client, Frontier Group Holdings, Inc. (“Frontier” or the “Registrant”) we set forth below the Registrant’s response to the letter, dated April 7, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Registration Statement on Form S-4 filed by the Registrant on March 11, 2022 (the “Registration Statement”).

To facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments. In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and are submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

April 15, 2022

Unaudited Prospective Financial Information, page 72

1.	Revise your financial forecast disclosures for Frontier and Spirit to discuss the variables, estimates and assumptions management believes are most significant.

Response:     The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the Registrant’s financial forecast disclosures on page 72 and Sprit’s financial forecast disclosures on page 73, accordingly.

Material U.S. Federal Income Tax Consequences of the Merger, page 161

2.

We note your disclosure that provided that the Control Requirement is satisfied as of the closing date of the merger, Spirit and Frontier intend, for U.S. federal income tax purposes, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please file a tax opinion as an exhibit to your registration statement, or provide us with your analysis as to why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19.

Response:     The Registrant acknowledges the Staff’s comment and advises as follows:

Item 601(b)(8) of Regulation S-K under the Securities Act of 1933, as amended, requires a tax opinion to be filed as an exhibit where the “tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” In discussing the tax opinion requirement, Staff Legal Bulletin No. 19 provides that “information is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.”

As disclosed in the Registration Statement, provided that the “Control Requirement” is satisfied as of the closing of the merger, which will depend on facts and circumstances that will not be known until the closing of the merger, Spirit and Frontier intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Intended Tax Treatment”). However, the merger is not conditioned on achieving the Intended Tax Treatment or on the receipt of an opinion of counsel regarding the qualification of the merger for the Intended Tax Treatment, and the merger may not so qualify. The Registration Statement does not represent that the merger is tax-free, which is one example provided in Staff Legal Bulletin No. 19 Section III.A.2. for when the tax consequences may be material. Rather, the disclosure in the Registration Statement addresses both the tax consequences to holders if the merger does qualify for the Intended Tax Treatment and the tax consequences if the merger does not qualify for the Intended Tax Treatment. In addition, the disclosure provides that Spirit will not resolicit votes if the merger does not qualify for the Intended Tax Treatment. Since it will not be

April 15, 2022

known until closing whether the merger would qualify for the Intended Tax Treatment and since the merger would be consummated regardless of whether the merger qualifies for the Intended Tax Treatment, investors should not consider the Intended Tax Treatment to be important in deciding how to vote on the merger. As a result, the tax consequences of the merger are not material to an investor and a tax opinion is therefore not required to be filed as an exhibit to the Registration Statement.

Legal Opinion, Exhibit 5.1

3.

We note that the legal opinion currently opines on up to 215,000,000 shares of common stock. However, we also note that the filing fee table in Exhibit 107 reflects 215,492,296 shares of common stock as the estimated maximum number of shares of Frontier common stock to be issued in connection with the merger. Please have legal counsel revise the legal opinion to include the legality of all securities being registered.

Response:    The Registrant acknowledges the Staff’s comment and advises the Staff that the legal opinion of counsel to the Registrant has been revised accordingly.

General

4.

We note that Frontier Group Holdings, Inc. incorporates by reference its annual report filed on Form 10-K for the fiscal year ended December 31, 2021. However, the Form 10-K for Frontier incorporates information from its proxy statement which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend the Form 10-K to include information required by Part III of Form 10-K or file the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 for guidance.

Response:     The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant’s proxy statement was filed on April 13, 2022 (File No. 001-40304).

* * *

April 15, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3032 or by email (mark.bekheit@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark M. Bekheit
Mark M. Bekheit of LATHAM & WATKINS LLP

cc:	Howard Diamond, Frontier Group Holdings, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Eric T. Juergens, Debevoise & Plimpton LLP